(212) 701-3036
April 26, 2007

Re:	TriMas Corporation:
Form S-1 filed August 3, 2006
File No 333-136263

Dear Mr. Watkinson:

At the request and on the behalf of TriMas Corporation (the “Company”), please find below the Company’s proposed response to comment number 9 of the SEC comment letter dated April 24, 2007.  Following your review of this information, the Company will be happy to discuss any further questions you may have.  In the interim, feel free to contact me at (212) 701-3036 with any questions you may have.

Note 16 – Employee Benefit Plans

9.
You indicate in Note 3 that you will adopt SFAS 158 in 2007.  However, it appears that paragraphs 11(b) and 12 require that you adopt the requirement to recognize the funded status of your benefit plans and the disclosure requirements of SFAS 158 in your fiscal year ended December 31, 2006.  Please revise or advise.

We acknowledge the provisions of paragraph 11(b) would require us to adopt the requirement to recognize the funded status of our benefit plans and the disclosure requirements of SFAS 158 in our financial statements for the year ended December 31, 2006.  In considering the need to amend our previously issued financial statements, we considered the materiality of the impact of not recognizing the funded status of our benefit plans in our financial statements for the year ended December 31, 2006.  While, we believe the impact of not recognizing the funded status of our benefit plans in our financial statements for the year ended December 31, 2006 is not material, we intend to recognize the impact in the financial statements for the quarter ended March 31, 2007.

Materiality Considerations
With respect to the Company’s pension plans, the impact of recognizing the funded status in our balance sheet would be to increase the accrual for pension liabilities in the amount of $1,765,000.  With respect to the Company’s post-retirement benefit plans, the impact of recognizing the funded status in our balance sheet would be to increase the accrual for post-retirement benefit liabilities in the amount of $1,800,000.  The combined increase to accrued liabilities of $3,565,000 represents approximately 0.34% of the Company’s total liabilities.  The impact of recording this additional liability would be to decrease Accumulated Other Comprehensive Income in the amount of $2,210,000, or 0.95% of the Company’s reported shareholder’s equity and increase deferred tax assets in the amount of $1,355,000, or 0.43% of total current assets reported.  Further, there would be no impact to the Company’s cash flows as reported and there will be no impact to the Company’s 2007 statement of operations as a result of not recognizing the funded status of our benefit plans in the financial statements as of December 31, 2006.

Very truly yours,

/s/ Douglas S. Horowitz
Douglas S. Horowitz

Scott Watkinson
Mail Stop 0404
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0404

VIA EDGAR

cc:	Scott Watkinson Rufus Decker Brigitte Lippmann Lesli Sheppard Grant Beard E.R. Autry, Jr. Joshua Sherbin Bob Zalupski Doug Horowitz Jason Terrana Brian Kleinhaus